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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

AND

SCHEDULE 13D
(Rule 13d-101)

Information to be included in Statements Filed Pursuant To Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

DIGITAL ISLAND, INC.
(Name of Subject Company)

DALI ACQUISITION CORP.
a wholly owned subsidiary of
 CABLE & WIRELESS USA, INC.
and an indirect wholly owned subsidiary of
 CABLE AND WIRELESS PLC
(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

25385N-10-1
(CUSIP Number of Class of Securities)

Robert Drolet
124 Theobalds Road
London WC1X 8RX
England
44 207 315 4000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Nathaniel M. Cartmell III, Esq.
P. Joseph Campisi, Jr., Esq.
Patrick J. Devine, Esq.
 PILLSBURY WINTHROP LLP
P.O. Box 7880
San Francisco, CA 94120-7880

CALCULATION OF FILING FEE

Transaction Valuation:	$300,083,388.00(*)	Amount of Filing Fee:	$60,016.68(*)

(*)	Determined in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that the Purchaser purchases all outstanding shares of Common Stock, par value $0.001 per share ("Shares"), of Digital Island, Inc. at $3.40 per Share net to the seller in cash. Digital Island, Inc. has informed the Purchaser that 82,226,556 Shares are issued and outstanding as of May 10, 2001, the last date as to which the number of Shares was readily ascertainable, and that as of June 18, 2001, the expiration of the Offer, convertible securities, options and warrants to purchase a total of 6,033,264 Shares were exercisable. The Transaction Valuation assumes that all such convertible securities, options and warrants were converted or exercised in full and the Purchaser would have purchased the Shares obtained upon conversion or exercise thereof.
/x/	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$60,016.68
Form or Registration No.:	Schedule TO
Filing Party:	Cable and Wireless plc, Cable & Wireless USA, Inc. and Dali Acquisition Corp.
Date Filed:	May 21, 2001
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1
/ /	issuer tender offer subject to Rule 13e-4
/ /	going-private transaction subject to Rule 13e-3
/ /	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

   This amendment also constitutes the initial filing of the Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by Filing Persons in the Offer. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the initial filing of the Schedule 13D.

SCHEDULE 13D

CUSIP No. 25385N-10-1

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Cable and Wireless plc

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
65,806,609 Shares(1)

		(8)	Shared Voting Power
0 Shares

		(9)	Sole Dispositive Power
65,806,609 Shares(1)

		(10)	Shared Dispositive Power
0 Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
65,806,609 Shares(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)
80.0%(2)

(14)	Type of Reporting Person
CO

(1)
Please see "Section 8. Certain Information Concerning Cable & Wireless, Cable & Wireless USA and Purchaser" of the Offer to Purchase dated May 21, 2001 which was filed as Exhibit (a)(1)(A) to the Schedule TO and which further describes the relationship between the Reporting Persons.
(2)
Based on the 82,226,556 Shares issued and outstanding as of the close of business on May 10, 2001.

  SCHEDULE 13D

CUSIP No. 25385N-10-1

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Cable & Wireless USA, Inc.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds
AF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
65,806,609 Shares(1)

		(8)	Shared Voting Power
0 Shares

		(9)	Sole Dispositive Power
65,806,609 Shares(1)

		(10)	Shared Dispositive Power
0 Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
65,806,609 Shares(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)
80.0%(2)

(14)	Type of Reporting Person
CO

(1)
Please see "Section 8. Certain Information Concerning Cable & Wireless, Cable & Wireless USA and Purchaser" of the Offer to Purchase dated May 21, 2001 which was filed as Exhibit (a)(1)(A) to the Schedule TO and which further describes the relationship between the Reporting Persons.

(2)
Based on the 82,226,556 Shares issued and outstanding as of the close of business on May 10, 2001.

  SCHEDULE 13D

CUSIP No. 25385N-10-1

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Dali Acquisition Corp.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds
AF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
65,806,609 Shares(1)

		(8)	Shared Voting Power
0 Shares

		(9)	Sole Dispositive Power
65,806,609 Shares(1)

		(10)	Shared Dispositive Power
0 Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
65,806,609 Shares(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)
80.0%(2)

(14)	Type of Reporting Person
CO

(1)
Please see "Section 8. Certain Information Concerning Cable & Wireless, Cable & Wireless USA and Purchaser" of the Offer to Purchase dated May 21, 2001 which was filed as Exhibit (a)(1)(A) to the Schedule TO and which further describes the relationship between the Reporting Persons.

(2)
Based on the 82,226,556 Shares issued and outstanding as of the close of business on May 10, 2001.

Amendment No. 4 to Schedule TO

    This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 21, 2001 and amended on May 22, 2001, May 31, 2001 and June 6, 2001 (the "Schedule TO") relating to an offer by Dali Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Cable & Wireless USA, Inc., a Delaware corporation ("C&W USA"), and an indirect wholly owned subsidiary of Cable and Wireless plc, a public limited company incorporated under the laws of England and Wales ("Cable & Wireless" or "Parent"), to purchase all outstanding shares of Common Stock par value $0.001 per share (the "Shares"), of Digital Island, Inc., a Delaware corporation ("Digital Island" or the "Company"), at $3.40 per share, net to the seller in cash, without interest thereon, and less any required withholding taxes upon the terms and subject to the conditions set forth in its Offer to Purchase dated May 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibits, (a)(1)(A) and (a)(1)(B), respectively to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 11. Additional Information

    Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

    The initial offering period of the Offer expired at 12:00 midnight New York City time, on Monday, June 18, 2001. Pursuant to the Offer and based on the report of the Depositary, Purchaser, C&W USA and Parent have accepted for payment 65,806,609 Shares that were validly tendered and not withdrawn (including approximately 7,924,361 shares tendered pursuant to notice of guaranteed delivery). This number represents approximately 80.0% of the outstanding Shares.

    On June 19, 2001, Parent and the Company issued a joint press release announcing the completion of the initial offering period and the commencement of the subsequent offering period, which will expire at 12:00 midnight, New York City time, on Tuesday, July 17, 2001, a copy of which release is attached hereto as Exhibit (a)(1)(L) and is incorporated hereby by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated May 21, 2001.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Stockholders.*
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(H)	Joint press release issued by the Company and Parent on May 14, 2001 announcing the intention of the Purchaser to commence the Offer.*
(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on May 21, 2001.*
(a)(1)(J)	Joint press release issued by Parent and the Company on May 22, 2001 announcing the commencement on Monday, 21 May 2001, of the Offer.*
(a)(1)(K)	Joint press release issued by Parent and the Company on May 31, 2001.*

(a)(1)(L)	Joint press release issued by Parent and the Company on June 19, 2001.+
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated May 14, 2001, by and among the Company, Purchaser and Parent.*
(d)(2)	Confidentiality Agreement, dated September 21, 2000, between Parent and the Company.*
(d)(3)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Ruann Ernst.*
(d)(4)	Employment Offer Letter, dated May 13, 2001, from Parent to Ruann Ernst.*
(d)(5)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Charles Picasso.*
(d)(6)	Employment Offer Letter, dated May 13, 2001 from Parent to Charles Picasso.*
(d)(7)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Timothy Wilson.*
(d)(8)	Employment Offer Letter, dated May 13, 2001, from Parent to Timothy Wilson.*
(d)(9)	Employment Agreement, dated as of May 14, 2001, by and among the Company, Parent and Addo Barrows.*
(d)(10)	Employment Offer Letter, dated May 14, 2001, from Parent to Addo Barrows.*
(g)	Not applicable.
(h)	Not applicable.
*
Previously filed.

+
Filed herewith.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: June 19, 2001.

DALI ACQUISITION CORP.
By	/s/ ROBERT DROLET
Name: Robert Drolet Title: President
CABLE & WIRELESS USA, INC.
By	/s/ TREY SMITH
Name: Trey Smith Title: Director and President, Cable & Wireless USA, Inc.
CABLE AND WIRELESS PLC
By	/s/ ROBERT DROLET
Name: Robert Drolet Title: Chief Commercial Officer, Global Cable and Wireless plc

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 21, 2001.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Stockholders.*
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(H)	Joint press release issued by the Company and Parent on May 14, 2001 announcing the intention of the Purchaser to commence the Offer.*
(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on May 21, 2001.*
(a)(1)(J)	Joint press release issued by Parent and the Company on May 22, 2001 announcing the commencement on Monday, 21 May 2001, of the Offer.*
(a)(1)(K)	Joint press release issued by Parent and the Company on May 31, 2001.*
(a)(1)(L)	Joint press release issued by Parent and the Company on June 19, 2001.+
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated May 14, 2001, by and among the Company, Purchaser and Parent.*
(d)(2)	Confidentiality Agreement, dated September 21, 2000, between Parent and the Company.*
(d)(3)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Ruann Ernst.*
(d)(4)	Employment Offer Letter, dated May 13, 2001, from Parent to Ruann Ernst.*
(d)(5)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Charles Picasso.*
(d)(6)	Employment Offer Letter, dated May 13, 2001, from Parent to Charles Picasso.*
(d)(7)	Employment Agreement, dated as of May 13, 2001, by and among the Company, Parent and Timothy Wilson.*
(d)(8)	Employment Offer Letter, dated May 13, 2001, from Parent to Timothy Wilson.*
(d)(9)	Employment Agreement, dated as of May 14, 2001, by and among the Company, Parent and Addo Barrows.*
(d)(10)	Employment Offer Letter, dated May 14, 2001, from Parent to Addo Barrows.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

+
Filed herewith.

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Amendment No. 4 to Schedule TO
Item 11. Additional Information
Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS